Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: January 27th, 2005

ALTANA Aktiengesellschaft

(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240).

     This Report on Form 6-K contains:

•	Press Release of January 27th, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: January 27th, 2005	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Volker Mansfeld
	Name:	Volker Mansfeld
	Title:	Legal Counsel

Press Release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P  +49 (0) 6172 1712-160
F  +49 (0) 6172 1712-158

PR@altana.de
www.altana.com

ALTANA 2004: Significant dividend increase, the ninth in succession

Business volume of almost €3 billion (+8%)
Earnings above forecast
Double-digit growth in earnings after taxes

(Note: All figures mentioned in this press release are provisional and unaudited.)

Bad Homburg, January 27, 2005 – ALTANA AG (NYSE: AAA, FSE: ALT), concluded the 2004 business year with new record figures. Consolidated sales rose by 8% to achieve a new record high at almost €3 billion. Adjusted for exchange rate effects, ALTANA achieved an operating sales growth of 11%.

“ALTANA further continued its success story in 2004. Both ALTANA Pharma and ALTANA Chemie successfully expanded their operating business. Our Specialty Chemicals division developed at a particularly dynamic pace”, explained Dr. Nikolaus Schweickart, President & CEO of ALTANA AG.

Strong international business
International business remains the driving force behind ALTANA’s success: at almost €2.5 billion, it accounts for 83% of total sales. This is an increase of 10% on the prior year. Sales growth differs significantly by region: With an increase of 26% to €250 million, the Asian region shows the strongest growth dynamic. In the European markets outside Germany, ALTANA achieved sales of about €1 billion, a double-digit increase of 12%. The Latin American business also achieved a double-digit increase of 12% to €278 million. Due to exchange rate effects, there was a single-digit sales increase in North America, sales grew by 3% to €880 million. In Germany, ALTANA achieved sales of €491 million, 2% up on the prior year’s figure.

Investment and R&D expenditure at high levels
In 2004, ALTANA’s capital expenditure on property, plant, equipment and intangible assets totaled €226 million. ALTANA’s total expenditure on R&D amounted to €445 million, the larger part of which €407 million was attributable to ALTANA Pharma. Another almost €10 million were spent to buy back product licences, which will be expensed as incurred. ALTANA Chemie invested €38 million in research. ALTANA Pharma invested 22% of the sales generated by therapeutics in research, the research ratio of ALTANA Chemie was almost 5%. On an international comparison, these ratios rank among the highest.

New jobs
As of December 31, 2004 ALTANA employed around 10,800 people worldwide, which is equivalent to an increase of 4%. Of the total workforce, about 5,000 were employed in Germany and about 5,800 abroad. Against the economic trend, ALTANA again created new jobs in Germany (+3%) as well as abroad (+4%). And during the current year further new jobs are planned in Germany and abroad.

ALTANA Pharma achieves sales of over €2 billion for the first time
ALTANA Pharma AG, Constance, reported sales of €2.1 billion for 2004, a pleasing increase of 7%. Adjusted for exchange rate effects, operating sales climbed by 9%. International business grew by 8% to reach €1.7 billion. With an increase of 14% to €679 million, highest growth rates were achieved in the European markets outside Germany. Strongly influenced by the weak dollar, North American sales reached €749 million, a slight increase of 2% on the prior year. Latin America showed an increase in sales of 10%. International business now accounts for 82% of total sales.

Due to adverse effects of the German health-care policy, domestic sales were down 1% to €371 million. The mandatory rebate of 16% caused a decline in sales and earnings of about €35 million. “Unfortunately, even after the most recent meeting of our Chancellor with representatives of the pharmaceutical industry, the German government is still holding on to its anti-innovative policy, defending the reference price system and weakening patent-protection,” commented Dr. Nikolaus Schweickart. “At present, Pantoprazole is the most successful patent-protected drug in the world market stemming from German research. In Germany, its home market, the drug is being treated as if it was a generic product. This would not be possible in other markets – this is a very specific German way.”

ALTANA Pharma further strengthened its strategic core business, Therapeutics, and achieved sales of €1.8 billion with prescription drugs. In 2004, worldwide market sales (all sales partners included) of the main sales driver Pantoprazole (Pantozol®/Protonix®), an innovative gastrointestinal drug, grew further, achieving almost €2.5 billion, an increase of 6%. ALTANA’s own sales of Pantoprazole reached €1.2 billion, up 9% on the prior year’s figure.

We expect the 2005 growth rate in ALTANA Pharma’s own sales of Pantoprazole to be similar to the one in 2004.

ALTANA Chemie significantly increases sales by 13%
ALTANA Chemie AG, Wesel, managed a significant increase in sales to €854 million in 2004, a rise of 13% on the prior year. With these results it substantially outperformed the industry trend.

At €120 million, domestic sales were up 12% on the prior year. At €734 million, foreign sales rose by 13%. International business accounts for 86%. Growth rates varied by region: while business in Asia and Latin America grew disproportionately, by 26% and 22% respectively, growth in Europe (excluding Germany) reached 9% and 5% in North America (currency adjusted: 18%).

Each of ALTANA Chemie’s business units contributed to the increase in operational sales. The main sales driver was the Additives & Instruments business unit with €348 million (+16%), followed by Electrical Insulation with €291 million (+12%) and Coatings & Sealants with €215 million (+7%).

Growth in earnings and dividend increase
For 2004 as a whole, ALTANA will achieve earnings before taxes (EBT) which will be higher than the forecasted €600 million; we expect an earnings volume of about €620 million. At a level about 21%, the anticipated return on sales (EBT) for 2004 will again be substantially above the market average. The same holds true for the operating returns (EBITDA) of our divisions: ALTANA Pharma about 29%, ALTANA Chemie about 19%.

“As in previous years, our shareholders will fully participate in the positive earnings trend. Due to a lower tax rate, there will be a double-digit increase in net profits. We therefore intend to propose another significant dividend increase at the Annual General Meeting, the ninth in succession”, commented Dr. Nikolaus Schweickart.

Outlook 2005
According to our plannings, ALTANA’s growth trend will further continue in 2005. Investment spending to ensure our future profitability will be maintained at a high level, including investment as well as research expenditure, and also investments into the strategic U.S. and Asian market regions.

Key figures 2004

			Change
ALTANA Group	20041)	2003	in %
Sales (in € million)	2,963	2,735	+ 8

Germany	491	482	+ 2
Abroad	2,472	2,253	+ 10

ALTANA Pharma	2,109	1,980	+ 7
ALTANA Chemie	854	755	+ 13

Number of employees (Dec. 31)	10,783	10,402	+ 4

Germany	4,958	4,816	+ 3
Abroad	5,825	5,586	+ 4

ALTANA Pharma	8,200	7,702	+ 6
ALTANA Chemie	2,521	2,634	- 4

Investment (property, plant, equipment and intangible assets, in € million)	226	237	- 5
thereof property, plant, equipment	183	170	+ 8
intangible assets	43	67	- 35

ALTANA Pharma	165	141	+ 18
ALTANA Chemie	60	86	- 31

R&D expenditure (in € million)	445	412	+ 8

ALTANA Pharma	407	376	+ 8
ALTANA Chemie	38	36	+ 5

1) Provisional data

Dates
ALTANA will report in detail on its earnings development and the 2004 annual financial statements at the press conference and the analyst meeting on March 17, 2005 in Bad Homburg.

The first quarter results will be published on April 28, 2005 combined with a conference call.

The ALTANA Annual General Meeting will take place on May 4, 2005 at the CongressCenter Messe Frankfurt.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include unaudited revenues and results for the year 2004 as well as sales projections for Pantoprazole for the year 2005 and projections for an increase in dividends. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include the exchange rate of the Euro to foreign currencies, ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, regulatory decisions of the competent authorities, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com.

For inquiries please contact:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

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